UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vitacost.com, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92847A20 0

(CUSIP Number)

Great Hill Partners, LLC

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,801
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,801
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.06%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,545,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,545,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.90%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,545,064
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,545,064
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.90%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,545,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,545,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,545,064
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.90%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.76%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Great Hill Partners GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.76%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. GHP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,858,832
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,858,832
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,832
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.76%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Matthew T. Vettel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,403,896
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,403,896
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,403,896
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.66%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.72%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,697
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 19.72%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 27,488,353 shares of common stock outstanding on April 30, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on March 23, 2010, as amended on May 3, 2010 and on May 11, 2010 (the “Filing”), by the Reporting Persons relating to the common stock, $0.00001 par value per share (the “Common Stock”), of Vitacost.com, Inc., a Delaware corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.    Purpose of Transaction

Item 4 is hereby amended to add the following:

On May 25, 2010, the Reporting Persons filed a definitive consent solicitation statement on Schedule 14A with the SEC in connection with the Reporting Persons’ solicitation of consents from the Company’s stockholders to the actions described in the definitive consent solicitation statement. The Reporting Persons also issued a press release regarding the filing of the definitive consent solicitation statement.

The Reporting Persons reserve the right to take any other actions that they deem appropriate to protect their rights as stockholders of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: May 25, 2010

GREAT HILL INVESTORS, LLC

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By: GREAT HILL PARTNERS GP IV, L.P., its General Partner

By: GHP IV, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By: GHP IV, LLC, its General Partner

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney*

/s/ JOHN G. HAYES
Name:	John G. Hayes*

/s/ MATTHEW T. VETTEL
Name:	Matthew T. Vettel*

*By:	/s/ LAURIE T. GERBER
Name:	Laurie T. Gerber
Title:	Attorney in fact